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18005120

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MAR 05 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. H. LeBlang, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lila LeBlang (516) 741-4334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Lila LeBlang ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. H. LeBlang, Inc.
of December 31 ______, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.H.Leblang, Inc.

Financial Statements and Supplemental Schedules

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2017

Contents

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
M. H. LeBlang, Inc.
300 East 56th Street #6F
New York NY 10022

Opinion on The Financial Statements

We have audited the accompanying financial statements of M. H. LeBlang, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 1, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

M. H. Leblang, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Current Assets		
Cash	$ 20,280	
Investment in annuity	17,881	
Commissions receivable	6,825	
Due from Officer	39,477	
Prepaid corporate taxes	4,060	
Total Assets		$88,523

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued expenses	$ 3,000	
Payroll taxes payable	646	
Total Liabilities		3,646
Stockholder's Equity		
Capital stock, no par value, 200 shares authorized and outstanding	$ 5,000	
Retained earnings	63,882	
Accumulated other comprehensive income	15,995	
Total Stockholder's Equity		84,877
Total Liabilities and Stockholder's Equity		$ 88,523

See notes to financial statements

M. H. Leblang, Inc.

Statement of Income
Year Ended December 31, 2017

Revenues		
Commission income		$ 92,136
Expenses		
Accounting	$ 8,000	
Commission expense	39,643	
Computer expense	200	
Employee benefits	3,541	
Fees and licenses	4,375	
Insurance	2,816	
Miscellaneous	4,982	
Office expense	1,327	
Office salaries	15,546	
Payroll taxes	1,155	
Postage	488	
Rent	21,780	
Repairs	2,043	
Telephone	2,423	
Travel	72	
Utilities	688	
Total Expenses		109,079
Income from Operations		(16,943)
Other Income		
Interest income		112
Corporate income tax		(121)
		(16,952)
Net Income		
Other Comprehensive Income		2,925
Unrealized income on investment in annuity		
		$ 15,995
Comprehensive Income		

See notes to financiall statements

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance – January 1, 2017	200	$ 5,000	$ 80,834	$ 13,070	$ 98,904
Net income			(16,952)		(16,952)
Unrealized gain on investment in annuity				2,925	2,925
Balance – December 31, 2017	200	$ 5,000	$ 63,882	$ 15,995	$ 84,877

See notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from Operating Activities	
Net income	$ (16,952)
adustments to reconcile net income to net cash by operating activities:	
Changes in operating assets and liabilities:	
Incease in commission receivable	555
Increase in prepaid taxes	(2,345)
Decrease in accrued expenses	(2,000)
Decrease in payroll taxes payable	(298)
Decrease in corporate income taxes payable	(3,372)
Net cash used in Operating Activities	(24,412)
Cash flows from Investing Activities	
Repayments from stockholder/officer	(39,477)
Net provided by Financing Activities	(39,477)
Net decrease in Cash	(63,889)
Cash-Beginning of year	84,169
Cash – End of year	$ 20,280

See notes to financial statements

M. H. Leblang, Inc.

Notes to Financial Statement

1. OPERATIONS AND ORGANIZATION

M. H. Leblang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in annuity

Investment in annuity is reported at fair value.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2017, no allowances for doubtful accounts was deemed necessary.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2017. The federal income tax returns of the Company for 2016, 2015 and 2014 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 "Comprehensive Income (Topic 220) reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U. S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U. S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U. S. GAAP that provide additional detail about those amounts. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this pronouncement is not anticipated to have a material impact on the Company's financial results or disclosures.

3. CONSIDERATION OF SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring after December 31, 2017 through February 10, 2018, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

4. INVESTMENT IN ANNUITY

As of December 31, 2017

Investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,885. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

5. DUE FROM STOCKHOLDER/OFFICER

Due from stockholder/officer of the Company was due on demand, without interest, and was repaid in January 2018

6. RELATED PARTY TRANSACTIONS

The Company rents office space from the stockholder on a month-to-month basis. Rent expense for the year ended December 31, 2017 aggregated $21,780.

For the year ended December 31, 2017 the Company paid no commissions to relatives of the stockholder/officer.

7. **FAIR VALUE MEASUREMENTS**

Fair Value Measurement and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair Value Measurements and disclosure defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e.,the "exit price") in an orderly transaction between market participants.
In determining fair value. the Organization uses various valuation approaches, including market, income and/or cost approaches. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements and Disclosure and the Organization's related types are described below:

Level 1 Fair Value Measurement
Values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Fair Measurement
Values are based on quoted prices for similar instruments in active markets: quoted prices for identical or similar instruments in inactive markets; or inputs that are derived principally from or corroborated by observable market data.

Level 3 Fair Value Measurement
Inputs to the valuation methodology are unobservable and significant to the fair value

The following table summarizes the valuation of the Organization's assets within the aforementioned valuation hierarchy as of December 31, 2017

Fair Value Measurements:

		At Reporting Date Using:		
	Fair Value	Quoted prices In active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017				
Annuity Investment	$17,881	$	$ 17,881	$

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

Annuity Funds: Valued at the daily closing price as reported by the fund. Annuity funds held by the Company are open-ended annuity funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The annuity funds held by the Company are deemed to be actively traded.

8. INCOME TAXES

The Company's provision for income taxes for the year ended December 31, 2017 consists of:

Federal	$ -0-
State and local	-0-

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2017 the Company had net capital of $31,832 which was $26,832 in excess of its required net capital of $5,000. The Company's net capital ratio was 11.45%.

10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

11. REVENUE CONCENTRATION

For the year ended December 31, 2017, the Company earned approximately 29% of its commission income from one insurance company.

12. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2017

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31,2017

See accountant's audit report

M H Leblang, Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2017

Computation of Net Capital	
Total Stockholder's Equity	$ 84,877
Non-Allowable Assets	50,363
Haircuts on Securities Positions	
Undue Concentration Charges	-
Net Allowable Capital	$ 34,514
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 243
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 29,514
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 3,646
Percentage of Aggregate Indebtedness to Net Capital	11.45%

Reconciliation of the Computation of Net Capital under Rule 15c3-1	
Net Capital Computed and Reported on Focus 11A as of December 31, 2017	$ 34,515
Adjustments	
Increase (Decrease) in Equity	$ (1)
Increase(Decrease) in Non-Allowable Assets	$ -
Increase(Decrease) in Securities Haircuts	$ (2,682)
Increase(Decrease) in Undue Concentration Charges	$ -
Net Capital per Audit	$ 31,832
Reconciled Difference	-

M H Leblang, Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31,2017

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because it is limited in business to mutual funds and variable annuities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1,2017	$ -
Additions	
Reductions	
Balance of such claims at December 31,2017	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2017

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(1)

Lila LeBlang
M. H. LeBlang, Inc.
300 East 56th Street #6F
New York, NY 10022

Dear Lila LeBlang:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which M. H. LeBlang, Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which M. H. LeBlang, Inc. claims exemption from 17 C.F.R. §240.15c3-3. M. H. LeBlang, Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. M. H. LeBlang, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. H. LeBlang, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 1, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

M.H. LeBlang, Inc.

Established 1952
300 East 56TH Street New York, N.Y. 10022
Tel: (212) 308-5850 Fax: (212) 813-9613

January 21, 2018

Bryant A Gaudette
21320 Provincial Blvd.
Suite 200
Katy, Texas 77450

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, M H Leblang, Inc.

1. Claims exemption 15c3-3(k)(1) from 15c3-3
2. Operate pursuant to SEC Rule 15c-3(k)(1) (the Customer Protection Rule), limiting business to the distrution of mutual funds and/or variable life insurance or annuities. M H Leblang, Inc. will not hold customer funds or safekeeping customer securities.
3. We have no exceptions to report this fiscal year.

Regards,

Lila LeBlang

Lila Leblang
President
M H Leblang, Inc
January 21, 2018

Bryant A. Gaudette, CPA

February 26, 2018

Re: MH LeBlang

I hereby affirm to the best of his knowledge and belief, which is based upon documents reviewed and/or communications with the above referenced firm's principals and accountants thus far:

- The firm is in compliance with SEA Rules 15c3-1 and 15c3-3, and, if applicable, CFTC Regulations 1.20 and 30.7;

- No material weaknesses or books and records problems have been found to exist; and,

- An unqualified audit opinion is expected to be issued.

If you have any questions, please feel free to contact me at 713-252-5190

Sincerely,

//Bryant. A. Gaudette, CPA// Bryant A. Gaudette

*Signatures, preceded and followed by the following notation "//", indicate my agreement to use electronic signature and such shall be the same as if signed manually.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

M. H. LeBlang, Inc.
300 East 56th Street, #6F
New York, NY 10022

February 25, 2018

Financial Industry Regulatory Association
FINRA District Office
Via Fax: (212) 858-4189

Re: M. H. LeBlang, Inc. CRD# 2535 - Extension Request Pursuant to SEA Rule 17a-5
http://www.finra.org/industry/annual-audit-extension-time-request-policy

Dear FINRA Coordinator,

Please accept and grant this request, which is being made pursuant to the requirements of SEA Rule 17a-5 and the specific policy related to requests for an extension of time to file the annual report. Our firm, M. H. LeBlang, Inc., hereby requests a 30-day extension, asking permission to file the report by March 31, 2018, for reasons we feel are beyond our control, as set forth below.

While every effort has been made to meet the current deadline, PCAOB standards require more meticulous documentation than may have been contemplated when the initial 60-day deadline was established. Additionally, PCAOB Standard No. 7 requires our auditor to rely on another CPA (the "Reviewer") to conduct an Engagement Quality Review (EQR) prior to release of the audit. This Reviewer is not under the control of the auditor; working independently he is unconcerned with the approaching deadline, which is beyond our control.

In addition to the above, our prior auditor, Edward Richardson, Jr., CPA, was suspended. Consequently, in addition to the above noted reasons additional diligence is required to be performed with this year's audit.

For these reasons, we hope that you agree that a full 30-day extension is reasonable and will grant our request, providing an extension until the end of business on March 31, 2018.

By his accompanying signature hereon below, Mr. Gaudette hereby affirms that to the best of his knowledge and belief, which is based upon documents reviewed and/or communications with our principals and accountants thus far:

- The firm is in compliance with SEA Rules 15c3-1 and 15c3-3, and, if applicable, CFTC Regulations 1.20 and 30.7;
- No material weaknesses or books and records problems have been found to exist; and,
- An unqualified audit opinion is expected to be issued.

If you have any questions, please feel free to contact me at (516) 741-4334.

Sincerely,

Lila LeBlang
M. H. LeBlang, Inc.
President

//Bryant. A. Gaudette, CPA//

*Signatures, preceded and followed by the following notation "//", indicate my agreement to use electronic signature and such shall be the same as if signed manually.